411 SOUTH 13TH STREET, SECOND FLOOR · LINCOLN NE 68508 · P: 402.435.3223 · F: 402.435.4239

June 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Dana Brown

Re:                  Acceleration Request for U.S. Xpress Enterprises, Inc.
                        Registration Statement on Form S-1 (File No. 333-224711)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, U.S. Xpress Enterprises, Inc., and of the underwriters, that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Washington, D.C. time, on June 13, 2018, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (402) 435-3223 with any questions.

Sincerely,

/s/ Heidi Hornung-Scherr

Heidi Hornung-Scherr

U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, Tennessee 37421

June 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Dana Brown

Re:                U.S. Xpress Enterprises, Inc.
                      Registration Statement on Form S-1
File No. 333-224711

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), U.S. Xpress Enterprises, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 2:00 p.m., Washington, D.C. time, on June 13, 2018, or as soon as practicable thereafter, unless we or our outside counsel, Scudder Law Firm, P.C., L.L.O., request by telephone that the Registration Statement be declared effective at some other time, pursuant to Rule 461 of the Securities Act.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the above-referenced Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Heidi Hornung-Scherr at (402) 435-3223 and then send written confirmation to the addresses listed on the cover of the Registration Statement.

Sincerely,

By:	/s/ Leigh Anne Battersby
	Name:	Leigh Anne Battersby
	Title:	Corporate General Counsel

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York City, New York 10036

Morgan Stanley & Co. LLC
1585 Broadway
New York City, New York 10036

June 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Dana Brown

Re:          U.S. Xpress Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-224711

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of U.S. Xpress Enterprises, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 2:00 p.m., Washington, D.C. time, on June 13, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Scudder Law Firm, P.C., L.L.O., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated June 4, 2018, through the date hereof:

Preliminary Prospectus dated June 4, 2018:

452 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY & CO. LLC Acting severally on behalf of themselves and the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Jeff Montero
	Name:	Jeff Montero
	Title:	Vice President